Exhibit 12.1

STATEMENTS REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended August 31,					Six Months Ended
	2003	2004	2005	2006	2007	February 28, 2007	February 29, 2008
Pretax income from continuing operations, as reported	$45,117	$38,825	$105,708	$125,849	$151,690	$64,347	$76,956
Adjustments:
Fixed charges	22,249	14,597	18,352	28,016	35,622	16,352	20,484

Pretax income from continuing operations, as adjusted	67,366	53,422	124,060	153,865	187,312	80,699	97,440
Fixed charges:
Interest expense, net	21,430	13,559	16,927	26,146	33,001	15,109	18,331
Interest income	145	89	172	347	746	335	1,021
Interest component of rent expense (estimated at 7.25%)	674	928	1,253	1,523	1,875	908	1,132

	22,249	14,597	18,352	28,016	35,622	16,352	20,484
Earnings to fixed charges ratio	3.0	3.7	6.8	5.5	5.3	4.9	4.8